FINANCIAL STATEMENTS
 For the Period ended June 30, 2004

Birch Mountain Resources Ltd.
Consolidated Balance Sheet
	Unaudited	Audited
	30-Jun-04	31-Dec-03
Assets
Current
Cash and cash equivalents	115,722	1,818,292
Accounts receivable	54,332	52,221
Prepaids and deposits	110,383	59,102
	280,438	1,929,615
Property, plant and equipment	207,950	158,482
Mineral exploration costs (Note 3)	1,502,987	336,136
	1,991,375	2,424,233
Liabilities
Current
Accounts payable	490,109	148,786
Shareholders' equity (deficiency)
Share capital (Note 5)	1,305,990	28,598,874
Contributed surplus (Note 6)	195,276	89,957
Deficit (Note 4)	0	-26,413,384
	1,501,266	2,275,447
	1,991,375	2,424,233

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the Six Months Ended June 30, 2004

	3 Months	6 Months	3 Months	6 Months
	Jun-04	Jun-04	Jun-03	Jun-03
Expenses
Amortization	12,553	25,207	8,592	17,651
Mineral exploration costs	258,663	558,977	134,801	399,462
Office	59,349	97,745	45,473	95,779
Professional fees	91,551	191,396	53,491	55,768
Research costs				2,579
Salaries, management fees and benefits	94,192	201,164	106,583	227,396
Shareholder services and promotion	88,009	148,986	61,166	106,482
Stock-based compensation	73,170	121,361	8,416	8,416
Loss before the following	677,488	1,344,835	418,522	913,533
Interest and other income	-1,540	-9,289	-592	-594
Gain on Sale of investment			-6,768	-6,768
Debt Settlement			-194,000	-194,000
	-1,540	-9,289	-201,360	-201,362
Loss before income taxes	675,948	1,335,547	217,162	712,171
Future income tax recovery			-187,000	-211,000
Net loss for period	675,948	1,335,547	30,162	501,171
Deficit, beginning of period	-27,072,983	-26,413,384	26,326,957	25,855,948
Elimination of deficit (Note 4)	27,748,931	27,748,931
Deficit, end of period	0	0	26,357,119	26,357,119
Loss per share
Basic and diluted	0.01	0.03	0.00	0.01

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2004

	3 Months	6 Months	3 Months	6 Months
	30-Jun-04	30-Jun-04	30-Jun-03	30-Jun-03
Cash flows from operating activities
Cash paid to suppliers	-369,411	-192,632	-724,062	-716,192
Cash paid to employees	-229,084	-456,827	-219,882	-412,048
Interest income received	1,540	9,289	592	594
Interest paid	-1,311	-2,280	-4,702	-11,357
	-598,266	-642,450	-948,054	-1,139,004
Cash flows from financing activities
Issuance of common shares for cash	60,096	459,721	1,114,752	1,276,680
Short Term Loan			-52,083	-67,083
	60,096	459,721	1,062,669	1,209,597
Cash flows from investing activities
Proceeds on Disposal of Investment			26,768	26,768
Purchase of capital assets	-27,150	-74,675
Mineral exploration costs	-450,436	-1,445,166
	-477,586	-1,519,841	26,768	26,768
Increase (decrease) in cash	-1,015,756	-1,702,570	141,382	97,361
Cash at beginning of year	1,131,478	1,818,292	3,761	47,782
Cash at end of year	115,722	115,722	145,143	145,143

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended June 30, 2004

1.     Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves. However, on February 2, 2004, the Company released an independent technical report that indicates the potential for a limestone quarry in the Fort McMurray area.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying minerals, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments that might be necessary should the Company be unable to continue its operations as a going concern.

2.     Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2003. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financials statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2003.

In the opinion of management all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended June 30, 2004

3.    Mineral exploration costs

During the first and second quarter of 2004, the Company applied to convert all or portions of 32 permits to 59 metallic and industrial mineral leases. Application and lease costs were $509,161

Total mineral exploration costs consist of the following:

	3 Months	3 Months	6 Months	6 Months	3 Months	6 Months
	30-Jun-04	30-Jun-04	30-Jun-04	30-Jun-04	30-Jun-03	30-Jun-03
	Capitalized	Expensed	Capitalized	Expensed	Expensed	Expensed
Administration	5,370	9,184	30,687	19,351	17,762	34,281
Assay and geological	11,984	654	17,022	654
Land lease and permit		226,205	1,568	507,593	8,855	11,083
Materials, services and drilling	198,124	380	846,850	757	2,402	140,612
Rental	100	2,064	220	2,124	25	419
Salaries	116,805	18,087	229,254	26,409	102,788	202,647
Travel and accommodations	19,282	2,089	41,250	2,089	2,970	10,420
	351,665	258,663	1,166,851	558,977	134,802	399,462
Balance - beginning of period	1,151,322		336,136
Balance - end of period	1,502,987		1,502,987

4.    Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the Company reduced its stated capital account for common shares by the deficit as at June 30, 2004. This transaction resulted in a reduction in the deficit of $27,748,931 with a corresponding decrease in share capital.

5.    Share capital

The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

        Authorized capital

           Unlimited number of common voting shares
           Unlimited number of preferred shares issuable in series
           Unlimited number of non-voting shares

Common shares
	Number	Amount
Balance December 31, 2003	50,449,085	28,598,874
Issued for cash
Issued on exercise of options	233,750	85,967
Issued on exercise of warrants	659,400	329,700
Share issuance costs	-	(20,691)
Balance March 31, 2004	51,342,235	28,993,850
Issued for cash
Issued on exercise of options	6,250	1,875
Issued on exercise of warrants	118,392	59,196
Elimination of deficit (Note 4)	-	(27,748,931)
Balance June 30, 2004	51,466,872	1,305,990

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June 30, 2004

5.     Share capital (continued)

On July 15, 2004, the Company completed a private placement of 5,833,333 common shares issued on a flow-through basis at a price of $0.60 per share and 2,500,000 units at a price of $0.60, each unit consisting of one common share and one-half of one common share purchase warrant, for total gross proceeds of $5,000,000. Each whole warrant will entitle the holder to acquire one common share at a price of $0.75 per share until December 31, 2005.

    Reserved for issue

Options

   The Company had two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan") ,which was approved by the shareholders at the June 2002 annual general and special meeting.

In May 2004, the Board of Directors approved a new stock option plan ("2004 Plan") which was approved by shareholders at the July 2004 annual general and special meeting. The 2004 Plan replaces the two previous stock option plans. The purpose of the 2004 Plan is to afford persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the 2004 Plan was set at 10,269,047. A total of 6,128,900 common shares are reserved for issuance upon the exercise of previously issued stock options deemed to be granted under the 2004 Plan. The plan is administered by the Board of Directors who determine to whom options shall be granted.

        The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2003 outstanding	6,365,650	0.22 - 1.36	0.51	2004 - 2008
Exercised	233,750	0.25 - 0.50	0.30
March 31, 2004 outstanding	6,131,900	0.26 - 1.36	0.46	2004 - 2008
Granted	325,000	0.50 - 0.53	0.51	2006 - 2009
Exercised	6,250	0.30	0.30
June 30, 2004 outstanding	6,450,650	0.26 - 1.36	0.46	2004 - 2009

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June 30, 2004

5.     Share capital (continued)

The following summarizes information about stock options outstanding as at June 30, 2004 under both plans:

Number of Shares	Expiry date	Exercisable at June 30, 2004	Option Price ($)
Original Plan
30,000	July 2004	30,000	1.25
635,000	November 2004	635,000	1.36
169,400	December 2004	169,400	0.50
408,750	January 2006	408,750	0.60
275,000	April 2006	275,000	0.65
200,000	April 2006	200,000	0.50
125,000	June 2009	125,000	0.53
1,040,000	March 2007	1,040,000	0.26
2,883,150		2,883,150	0.64
2002 Plan
1,405,000	April 2007	1,405,000	0.34
2,162,500	October 2008	1,083,750	0.30
3,567,500		2,488,750	0.32
Both Plans 6,450,650		5,371,900	0.46

Warrants
In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)	Expiry date
December 31, 2003 outstanding	10,779,581	0.50	0.50	2004
Exercised	659,400	0.50	0.50	2004
March 31, 2004 outstanding	10,120,181	0.50	0.50	2004
Exercised	118,392	0.50	0.50	2004
Cancelled	2,861,206	0.50	0.50	2004
June 30, 2004 outstanding	7,140,583	0.50	0.50	2004

The Company extended the expiry date of warrants that were scheduled to expire in 2003, until 2004.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June 30, 2004

6.    Stock-based compensation

During 2003, stock-based compensation recognized under the fair value method was $26,967 for options to advisors and $266,723 for options to employees, directors and officers. These amounts are amortized over their vesting periods. At March 31, 2004, options to advisors were fully amortized while $155,542 of options to employees, directors and officers remained unamortized.

For the quarter ended June 30, 2004, in accordance with the vesting periods, $22,181 was recorded as stock-based compensation with a corresponding credit to contributed surplus. The remaining unamortized balance of $133,361 will be expensed within one year.

During the six month period ended June 30, 2004, 240,000 options were exercised for total proceeds of $71,800. The exercise of these options resulted in a reduction in contributed surplus of $16,042, which represents the stock-based compensation expense previously recognized on these options.

7.    Related-party transactions

    The Company had the following transactions with related parties at June 30, 2004:

•	Included in shareholder services and promotion are amounts of $7,622 (2003 - $312) net of third party expenses paid to a company controlled by the spouse of a director.

•	Included in professional fees is $26,623 (2003 - $13,955) of consulting and legal fees paid to a company owned by an officer.

•	Included in professional fees is $12,363 (2003 - $18,005) of legal fees paid to firms in which officers are partners.

•	Included in accounts payable is $20,198(2003 - $68,126) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended June 30, 2004

8.    Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an industrial mineral division to pursue the development of its limestone property. The Company's activities are focused on Western Canada.

3 Months	Mineral	Mineral	Industrial	Corporate	Total
	Exploration	Technology	Minerals
June 2004
Revenue				1,540	1,540
Expense	(258,663)			(418,825)	(677,488)
Loss	(258,663)	0	0	(417,285)	(675,948)
Assets	10,300		1,568,699	412,376	1,991,375

June 2003
Revenue				201,360	201,360
Expense	(45,515)		(89,286)	(283,721	(418,522)
Loss	(45,515)	0	(89,286)	(82,361)	(217,162)
Assets	65,715			290,466	356,181

6 Months	Mineral	Mineral	Industrial	Corporate	Total
	Exploration	Technology	Minerals
June 2004
Revenue				9,289	9,289
Expense	(558,977)			(785,859)	(1,344,836)
Loss	(558,977)	0	0	(776,570)	(1,335,547)
Assets	10,300		1,568,699	412,376	1,991,375

June 2003
Revenue				201,362	201,362
Expense	(90,671)	(2,579)	(308,791)	(511,492)	(913,533)
Loss	(90,671)	(2,579)	(308,791)	(310,130)	(712,171)
Assets	65,715			290,466	356,181

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended June 30, 2004

9.    Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)	The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $1,217,000 (December 31, 2003 - $1,951,093).

(b)	Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2 to the year-end audited financial statements. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. With the adoption of the policy for accounting for mineral exploration costs described in Note 3 to the year end audited financial statements, the Company's treatment of mineral exploration costs was similar to the treatment under U.S. GAAP, resulting in no material differences for 2002 and 2001. For 2003 and onwards, the capitalization of expenditures under Canadian GAAP would be expensed as operating costs under U.S. GAAP.

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

(c)	Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended June 30, 2004

9.    Material differences between Canadian and United States generally accepted accounting principles (continued)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the balance sheets would be as follows:

	June 30, 2004	December 31, 2003
Deficit under Canadian GAAP before elimination	27,748,931	26,413,384
Elimination of deficit (Note 4)	(27,748,931)	-
Exploration expenditures capitalized	1,502,987	336,136
Future income taxes	2,327,189	2,327,189
Deficit under U.S. GAAP	3,830,176	29,076,709

In addition, the impact on the consolidated statements of loss would be as follows:

	3 Months June 30, 2004	6 Months June 30, 2004	3 Months June 30, 2003	6 Months June 30, 2003
Net loss for the period under Canadian GAAP	675,948	1,335,548	30,162	501,171
Exploration expenditures	351,666	1,166,852	-	-
Future income taxes	-	-	187,000	211,000
Net loss for the period under U.S. GAAP	1,027,614	2,502,400	217,162	712,171
Loss per share under U.S. GAAP Basic	(0.02)	(0.05)	(0.00)	(0.02)

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value-based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2003, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value-based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period.

Beginning in 2003, the fair value of the options granted is included in the net loss. The fair value was estimated at the date of grant using the Black-Scholes option pricing model assuming no dividends are paid, an annual risk-free interest rate of 2.7% to 4.1%, an expected life of two to five years and expected volatility of 40% to 65%. The stock-based compensation included in the net loss at June 30, 2004 was $121,361 (June 30, 2003 - NIL).